Exhibit 12.1

MACOM Technology Solutions Holdings, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Fiscal Year Ended						Six months ended March 30, 2018
	September 27, 2013	October 3, 2014	October 2, 2015		September 30, 2016	September 29, 2017
Earnings available for fixed charges:
Income (loss) from continuing operations before income tax	$2,946	$(40,900)	$(15,400)		$(21,571)	$(49,505)	$(34,107)
Fixed Charges	2,316	14,560	20,543		20,750	32,474	16,807
Net income—noncontrolling interests	—	—	—		—	—	—

Total earnings available for fixed charges	$5,262	$(26,340)	$5,143		$(821)	$(17,031)	$(17,300)

Fixed Charges:
Interest expense	$817	$12,362	$18,376		$18,427	$28,855	15,209
Portion of rental expense which represents interest factor (1)	1,499	2,198	2,167		2,323	3,619	1,598

Total Fixed Charges	$2,316	$14,560	$20,543		$20,750	$32,474	$16,807

Ratio of earnings to fixed charges	2.3x	(1.8)x (2)	0.3x	(2)	(0.0)x (2)	(0.5)x (2)	(1.0)x (2)

(1)	The portion of total rent expense that represents the interest factor is 33.3%.
(2)	The ratio coverage for fiscal year 2014, 2015, 2016, 2017 and the six months ended March 30, 2018 was less than 1:1. We would have needed to generate additional earnings of approximately $40.9 million, $15.4 million, $21.6 million, $49.5 million and $34.1 million in fiscal year 2014, 2015, 2016, 2017 and the six months ended March 30, 2018, respectively, to achieve a coverage ratio of 1:1 during these periods.